Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

November 12, 2009

Jessica Plowgian Attorney-Advisor Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc.
Form S-1
Filed September 22, 2009
File No. 333-162038

Dear Ms. Plowgian:

           On behalf of ChinaNet Online Holdings, Inc. (the “Company”), we hereby submit to you Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), reflecting changes made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 19, 2009 to Handong Cheng, Chief Executive Officer of the Company, pertaining to the Registration Statement.

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Company's corresponding response below.  We have marked the enclosed Amendment No. 1 to show changes and all references to page numbers below pertain to the page numbers in the marked version of Amendment No. 1 submitted herewith.

General

1.
We note that you are registering a significant number of your outstanding shares for resale.  Due to the significant number of shares being registered, it appears that this may be an indirect primary offering by the company.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include the following among any other relevant factors:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non- affiliates;

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Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 2

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	An explanation of the relationship between the company and each of the selling shareholders;

•	Any relationships among any of the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments); and

•	The discount at which the shareholders will purchase the common stock underlying the warrants and preferred stock upon conversion or exercise.

Response to Comment 1:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is an indirect primary offering by the Company.  According to the Staff’s Compliance and Disclosure Interpretation 612.09 (January 26, 2009), whether an offering is a secondary offering or a disguised primary offering is a question of fact and consideration should be given to (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  Even if all of the selling stockholders were affiliates of the Company (which, as discussed below, is not the case), the offering may be considered a genuine secondary offering under appropriate circumstances, as the Staff has previously recognized in its Compliance and Disclosure Interpretation 212.15 (January 26, 2009), because affiliates of issuers are not necessarily treated as being the alter egos of the issuers.  In addition, according to the Staff’s Compliance and Disclosure Interpretation 216.14 (February 27, 2009), secondary sales may be made even in cases where the affiliate owns more than 50% of the issuer's securities unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer (while this interpretation was given in connection with General Instruction I.B.3 to Form S-3, its rationale is equally applicable in this situation).

Applying the principles outlined above to the relevant facts, we believe that the transaction should be treated as a resale secondary offering.  The following reasons demonstrate that the selling stockholders are neither the alter ego of the Company nor underwriters for an offering by the Company and, therefore, that this transaction is appropriately described as a resale secondary offering:

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 3

•
None of the investors who received securities in the private placement of convertible preferred shares and warrants consummated in August 2009 (the “August Placement”) is an “affiliate” of the Company, as such term is defined under Rule 405 promulgated under the Securities Act of 1933, as amended.  None of such investors, directly, or indirectly (including through any contractual arrangement), controls, or is controlled by, or is under common control with, the Company.

•
There is only one selling stockholder, Star (China) Holdings Limited (“Star (China)”) (holding 1,279,080 shares), that may be deemed to be an affiliate of the Company because its sole shareholder is one of the Company’s directors.  Star (China) was not an investor in the August Placement and is registering merely 3.61% of the total number of shares being offered, or 426,360 shares of the 11,807,776 shares being offered pursuant to the resale prospectus.

•
The securities issued as part of the August Placement were distributed to a large number of investors (almost 40) and of the 77 selling stockholders, only five are registering more than 5% of the total number of securities being registered, and none of those five are affiliates.

•
The August Placement was structured as a traditional PIPE, with the investors bearing market risk, and not as an equity line of credit.  The investors made customary representations as to their investment intent and agreed to transfer restrictions and legending of certificates and, based upon information obtained from the selling stockholders, do not have an existing short position in the Company's common stock (see also our response to Comment 11 below).

•
The securities being registered for resale are shares of common stock and shares of common stock underlying fixed rate convertible preferred stock and fixed exercise price warrants with standard weighted average anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events and, therefore, present no risk of “downward spiral” dilution of current shareholders if the Company’s stock price decreases.

•
With the exception of six selling stockholders, who, as the Company has disclosed, are registered broker-dealers or affiliates of broker-dealers, to our knowledge, none of the selling stockholders are in the business of underwriting securities or buying and selling securities, other than for their own accounts.

In response to the Staff’s inquiry, the Company wishes to clarify that prior to and after the August Placement, the Company had 15,774,300 shares of common stock issued and outstanding, of which 7,060,280 shares of common stock were held by non-affiliates.  On a fully-diluted basis, the Company had 24,676,956 shares issued and outstanding after the August Placement, of which 15,962,936 shares of common stock were held by non-affiliates.  The shares registered pursuant to the Registration Statement constitute 167.2% of the issued and outstanding shares held by non-affiliates and 47.85% of the issued and outstanding shares held by non-affiliates on a fully-diluted basis.  While the number of shares registered pursuant to the Registration Statement is not insignificant, it is only one of the factors the Staff has recognized as relevant for the determination of whether an offering is a secondary offering and has to be viewed in the context of the other the facts described above, which indicate that the offering at issue is a valid secondary offering.

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 4

On three charts attached hereto as Exhibit A, we have attached additional information as requested pursuant to your Comment 1 in support of our position.  The information indicates that there are no other relationships between the Company and the selling stockholders, acting individually or as a group, which may be deemed to constitute an affiliate relationship with us, other than what we described above.

Applying the Staff’s past guidance to the facts outlined above, the Company believes that the relationship between the Company and the selling stockholders and the facts and circumstances of this proposed offering as described above clearly lead to a conclusion that the proposed resale is a valid secondary offering by the selling stockholders listed in the prospectus and that the selling stockholders are not acting as a conduit for an offering of the shares on behalf of the Company or acting underwriters with respect to the securities offered thereby.

Summary, page 1

2.	Disclose that the number of shares being registered represent ___% of your shares currently outstanding and ___% of your shares held by non-affiliates.

Response to Comment 2:

The disclosure has been revised in accordance with the Staff’s comment.  Please see the cover page of the prospectus.

3.
Disclose the total dollar value of the securities underlying the preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and a recent market price per share for those securities).

Response to Comment 3:

The disclosure has been revised in accordance with the Staff’s comment.  Please see the cover page of the prospectus.

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 5

Recent Developments, page 2

4.	Clarify whether the shares of common stock put in escrow pursuant to this transaction are the common shares underlying the warrants or the preferred stock.

Response to Comment 4:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 6 of Amendment No. 1.

Use of Proceeds, page 21

5.	Please clarify the circumstances in which the warrants would be exercised by cashless exercise.

Response to Comment 5:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 22 of Amendment No. 1.

Selling Stockholders, page 70

6.
We note your disclosure that TriPoint Global, Paul Hickey, Greg Freihofner, Chatsworth Securities, LLC, Michael S. Dimeo, and Syndicated Capital, Inc. are broker-dealers or affiliated with broker-dealers. Please separately identify which person or entity is a broker-dealer and which person or entity is an affiliate of a broker-dealer. For each person or entity that is a broker-dealer, revise to disclose that it is an underwriter of the shares it is offering.

Response to Comment 6:

We have revised the disclosure on page 71 to separately identify which person or entity is a broker-dealer and which person or entity is an affiliate of a broker-dealer.  However, we respectfully disagree that those entities or persons identified as broker dealers are underwriters with respect to the shares they are offering for resale, and therefore have not identified them as such.  We have been advised by each of these persons or entities that they acquired the shares in the ordinary course of their business, and further none of them have any arrangements or agreements with us, or we have been advised, with any other person to distribute the shares.     .

7.	Please revise your disclosure to provide the percentage of shares of common stock beneficially owned by each selling shareholder prior to the offering.

Response to Comment 7:

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 6

The disclosure as requested has been included in the Selling Stockholder Table on page 72.

8.
If the exercise price of the warrants or conversion price of the preferred stock represents a discount to the market price per share of your common stock on the date of sale, please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the preferred stock and warrants on the dates of the sales of the preferred stock and warrants;

•
the conversion/exercise price per share of the underlying securities on the date of the sale of the preferred stock and warrants, calculated by using the price per share established in the preferred stock and warrants;

•
the combined market price of the total number of shares underlying the preferred stock and warrants, calculated by using the market price per share on the date of the sale of the preferred stock and warrants and the total possible shares underlying the preferred stock and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the preferred stock and warrants calculated by using the conversion/exercise price on the date of the sale of the preferred stock and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the preferred stock and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the preferred stock and warrants from the combined market price of the total number of shares underlying the preferred stock and warrants on that date.

Response to Comment 8:

The disclosure as requested has been included on page 6.

9.
If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 7

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to Comment 9:

We have not provided the information requested by the Staff, as there are no other warrants, options, notes or other company securities that are held by the selling stockholders or any affiliates of the selling stockholders.  As a result, we do not believe that this comment 9 is applicable to the Company.

10.
Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 8

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

•	the current market price per share of the class of securities subject to the transaction.

Response to Comment 10:

With respect to securities transactions that occurred prior to the Share Exchange transaction, we have included a table on page 71, disclosing the information requested.

With respect to the securities transactions in which the other Selling Stockholders received their shares, specifically the Share Exchange and the August Financing, since the information requested would have been repetitive for each of the Selling Stockholders who were issued shares in those separate transactions, instead of including a table we have included additional disclosure in the introduction to the Selling Stockholder Table on page 71, which provides a brief summary and cross-reference to more detailed disclosure in Amendment No. 1 regarding those transactions and includes the information requested.

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 9

11.
Disclose whether — based on information obtained from the selling shareholders — any of the preferred stock or warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the preferred stock and warrant transactions and the filing of the registration statement.

Response to Comment 11:

Based upon information obtained from the selling stockholders, none of the selling stockholders who invested in the August Placement have an existing short position in the Company's common stock.

12.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and warrants; and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Jessica Plowgian Securities and Exchange Commission November 12, 2009 Page 10

Response to Comment 12:

We refer the Staff to our response with respect to Comment 10. We believe that the description that the Staff requests is already presented in the prospectus and that all agreements that are material contracts and required to be filed as exhibits to the registration statement with respect to the transactions have been filed.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

EXHIBIT A

CHINANET ONLINE HOLDINGS, INC.		Offering = 11,807,776 shares	Outstanding shares held by non affiliates = 7,060,280					11/06/09 last trade price = $4.60
Holders of Common Stock Underlying Preferred and Warrants

Name of Selling Shareholder	Securities in Offering	% of Offering	% of Oustanding Held by Non-Affiliates	Date Securities Received	Manner Securities Received	Relationship with Company	Relationship w/other Selling Shareholder(s) (1)	Value of Shares Registered (2)	Proceeds from Shares Registered (3)	Value of Shares Registered Relative to Proceeds (3)	Purchase Price Discount For Stock Underlying Preferred (3)	Purchase Price Discount for Stock Underlying Warrants (3)

Jayhawk Private Equity Fund II, L.P.	800,000	6.78%	11.33%	08/21/09	Purchase in Private Placement	Passive Investor	None	$3,680,000.00	$2,350,000.00	$1,330,000.00	$840,000.00	$490,000.00
Blue Earth Fund, L.P.	800,000	6.78%	11.33%	08/21/09	Purchase in Private Placement	Passive Investor	None	$3,680,000.00	$2,350,000.00	$1,330,000.00	$840,000.00	$490,000.00
Taylor International Fund, Ltd.	1,000,000	8.47%	14.16%	08/21/09	Purchase in Private Placement	Passive Investor	None	$4,600,000.00	$2,937,500.00	$1,662,500.00	$1,050,000.00	$612,500.00
Silver Rock II, Ltd.	200,000	1.69%	2.83%	08/21/09	Purchase in Private Placement	Passive Investor	None	$920,000.00	$587,500.00	$332,500.00	$210,000.00	$122,500.00
Ancora Greater China Fund, LP	200,000	1.69%	2.83%	08/21/09	Purchase in Private Placement	Passive Investor	None	$920,000.00	$587,500.00	$332,500.00	$210,000.00	$122,500.00
Eric E. Shear	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
Bruce A. Shear	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
Tangiers Investors, LP	20,000	0.17%	0.28%	08/21/09	Purchase in Private Placement	Passive Investor	None	$92,000.00	$58,750.00	$33,250.00	$21,000.00	$12,250.00
Charles M. Ognar	160,000	1.36%	2.27%	08/21/09	Purchase in Private Placement	Passive Investor	None	$736,000.00	$470,000.00	$266,000.00	$168,000.00	$98,000.00
Dynacap Global Capital Fund II, LP	32,000	0.27%	0.45%	08/21/09	Purchase in Private Placement	Passive Investor	None	$147,200.00	$94,000.00	$53,200.00	$33,600.00	$19,600.00
Michael Cohen	200,000	1.69%	2.83%	08/21/09	Purchase in Private Placement	Passive Investor	None	$920,000.00	$587,500.00	$332,500.00	$210,000.00	$122,500.00
Trillion Growth China LP	168,000	1.42%	2.38%	08/21/09	Purchase in Private Placement	Passive Investor	None	$772,800.00	$493,500.00	$279,300.00	$176,400.00	$102,900.00
BBS Capital Fund, LP	400,000	3.39%	5.67%	08/21/09	Purchase in Private Placement	Passive Investor	None	$1,840,000.00	$1,175,000.00	$665,000.00	$420,000.00	$245,000.00
Sansar Capital Management	2,000,000	16.94%	28.33%	08/21/09	Purchase in Private Placement	Passive Investor	None	$9,200,000.00	$5,875,000.00	$3,325,000.00	$2,100,000.00	$1,225,000.00
Richard D. Squires	160,000	1.36%	2.27%	08/21/09	Purchase in Private Placement	Passive Investor	None	$736,000.00	$470,000.00	$266,000.00	$168,000.00	$98,000.00
Paul Hickey	160,000	1.36%	2.27%	08/21/09	Purchase in Private Placement	Passive Investor	None	$736,000.00	$470,000.00	$266,000.00	$168,000.00	$98,000.00
Kevin M. Goldstein	8,000	0.07%	0.11%	08/21/09	Purchase in Private Placement	Passive Investor	None	$36,800.00	$23,500.00	$13,300.00	$8,400.00	$4,900.00
Daybreak Special Situations Master Fund, Ltd.	120,000	1.02%	1.70%	08/21/09	Purchase in Private Placement	Passive Investor	None	$552,000.00	$352,500.00	$199,500.00	$126,000.00	$73,500.00
Kinder Investments L.P.	280,000	2.37%	3.97%	08/21/09	Purchase in Private Placement	Passive Investor	None	$1,288,000.00	$822,500.00	$465,500.00	$294,000.00	$171,500.00
SPI Hawaii Investments, LP	240,000	2.03%	3.40%	08/21/09	Purchase in Private Placement	Passive Investor	None	$1,104,000.00	$705,000.00	$399,000.00	$252,000.00	$147,000.00
Alpha Capital	120,000	1.02%	1.70%	08/21/09	Purchase in Private Placement	Passive Investor	None	$552,000.00	$352,500.00	$199,500.00	$126,000.00	$73,500.00
Greg Freihofner	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
The USX China Fund	80,000	0.68%	1.13%	08/21/09	Purchase in Private Placement	Passive Investor	None	$368,000.00	$235,000.00	$133,000.00	$84,000.00	$49,000.00
Ferghan O'Regan	120,000	1.02%	1.70%	08/21/09	Purchase in Private Placement	Passive Investor	None	$552,000.00	$352,500.00	$199,500.00	$126,000.00	$73,500.00
Herbert Verse	20,000	0.17%	0.28%	08/21/09	Purchase in Private Placement	Passive Investor	None	$92,000.00	$58,750.00	$33,250.00	$21,000.00	$12,250.00
Jesper Kronborg	20,000	0.17%	0.28%	08/21/09	Purchase in Private Placement	Passive Investor	None	$92,000.00	$58,750.00	$33,250.00	$21,000.00	$12,250.00
Peter Nordin Aps	20,000	0.17%	0.28%	08/21/09	Purchase in Private Placement	Passive Investor	None	$92,000.00	$58,750.00	$33,250.00	$21,000.00	$12,250.00
Henrick Gumaelius	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
PK Solutions AB	28,000	0.24%	0.40%	08/21/09	Purchase in Private Placement	Passive Investor	None	$128,800.00	$82,250.00	$46,550.00	$29,400.00	$17,150.00
Enebybergs Revisionsbyra AB	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
PJ Levay Lawrence	60,000	0.51%	0.85%	08/21/09	Purchase in Private Placement	Passive Investor	None	$276,000.00	$176,250.00	$99,750.00	$63,000.00	$36,750.00
Peter Gustafsson	28,000	0.24%	0.40%	08/21/09	Purchase in Private Placement	Passive Investor	None	$128,800.00	$82,250.00	$46,550.00	$29,400.00	$17,150.00
Robin Whaite	119,200	1.01%	1.69%	08/21/09	Purchase in Private Placement	Passive Investor	None	$548,320.00	$350,150.00	$198,170.00	$125,160.00	$73,010.00
Garolf AB	80,000	0.68%	1.13%	08/21/09	Purchase in Private Placement	Passive Investor	None	$368,000.00	$235,000.00	$133,000.00	$84,000.00	$49,000.00
Olive or Twist Limited	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
Allan C. Lichtenberg	40,000	0.34%	0.57%	08/21/09	Purchase in Private Placement	Passive Investor	None	$184,000.00	$117,500.00	$66,500.00	$42,000.00	$24,500.00
SPI Dallas Investments, LP	80,000	0.68%	1.13%	08/21/09	Purchase in Private Placement	Passive Investor	None	$368,000.00	$235,000.00	$133,000.00	$84,000.00	$49,000.00
Hua-Mei 21st Century Partners	160,000	1.36%	2.27%	08/21/09	Purchase in Private Placement	Passive Investor	None	$736,000.00	$470,000.00	$266,000.00	$168,000.00	$98,000.00
Guerilla Partners	80,000	0.68%	1.13%	08/21/09	Purchase in Private Placement	Passive Investor	None	$368,000.00	$235,000.00	$133,000.00	$84,000.00	$49,000.00

(1) To our knowledge.
(2) Assumes $2.50 per Unit, and Receipt of $3.00 or $3.75 exercise price per share underlying warrants, as applicable
(3) Assuming Value at Per Share Price Shown As Per Date Above.

CHINANET ONLINE HOLDINGS, INC.		Offering = 11,807,776 shares	Outstanding shares held by non affiliates = 7,060,280					11/06/09 last trade price = $4.60
Holders of Common Stock

Name of Selling Shareholder	Securities in Offering	% of Offering	% of Oustanding Held by Non-Affiliates	Date Securities Received	Manner Securities Received	Relationship with Company	Relationship w/other Selling Shareholder(s) (1)	Value of Shares Registered (2)	Proceeds from Shares Registered	Value of Shares Registered Relative to Proceeds (3)

Kathy Donahoe	5,000	0.04%	0.07%	12/31/08	Consideration for Services	Service Provider	None	$23,000.00	$0.00	$23,000.00
Charles Driscoll	10,000	0.08%	0.14%	11/14/08	Private Placement	Passive Investor	None	$46,000.00	$0.00	$46,000.00
Charles Herlocher	2,500	0.02%	0.04%	01/30/09	Private Resale from Stockholder	Passive Investor	None	$11,500.00	$0.00	$11,500.00
Michael Goode	2,000	0.02%	0.03%	01/30/09	Private Resale from Stockholder	Passive Investor	None	$9,200.00	$0.00	$9,200.00
Charles Smith	5,000	0.04%	0.07%	01/30/09	Consideration for Services	Service Provider	Relative of Charles W. Smith and Mark Smith	$23,000.00	$0.00	$23,000.00
Charles W. Smith	2,000	0.02%	0.03%	12/30/08	Consideration for Services	Service Provider	Relative of Charles Smith and Mark Smith	$9,200.00	$0.00	$9,200.00
Mark Smith	10,000	0.08%	0.14%	07/05/08	Consideration for Services	Service Provider	Relative of Charles W. Smith and Charles Smith	$46,000.00	$0.00	$46,000.00
TriPoint Capital Advisors ("TCA")	200,000	1.69%	2.83%	06/26/09	Consideration for Services	Financial Advisor	Affiliate of Tripoint Global Equities, LLC	$920,000.00	$0.00	$920,000.00
Stephen S. Taylor	100,000	0.85%	1.42%	10/10/09	Private Resale from Stockholder	Passive Investor	Portfolio Manager of Taylor International Fund, Ltd.	$460,000.00	$0.00	$460,000.00
G. Edward Hancock	30,000	0.25%	0.42%	04/11/06	Consideration for Assets Sold	President, Director and Principal Shareholder of Predecessor	None	$138,000.00	$0.00	$138,000.00
J and M Group, LLC	55,000	0.47%	0.78%	08/21/09	Consideration for Services	Investor Relations Firm	None	$253,000.00	$0.00	$253,000.00
Richever Limited	300,000	2.54%	4.25%	06/26/09	Consideration for Services	Affiliate of PRC Law Firm	None	$1,380,000.00	$0.00	$1,380,000.00
Star (China) Holdings Limited	426,360	3.61%	6.04%	06/26/09	Received as per Share Exchange	Passive Investor; Owned by Director of Company	None	$1,961,256.00	$0.00	$1,961,256.00
Surplus Elegant Investment Limited	626,360	5.30%	8.87%	06/26/09	Received as per Share Exchange	Passive Investor	Same 100% holder as Allglad	$2,881,256.00	$0.00	$2,881,256.00
Growgain Limited	213,180	1.81%	3.02%	06/26/09	Received as per Share Exchange	Passive Investor	None	$980,628.00	$0.00	$980,628.00
Allglad Limited	426,360	3.61%	6.04%	06/26/09	Received as per Share Exchange	Passive Investor	Same 100% holder as Surplus	$1,961,256.00	$0.00	$1,961,256.00
Clear Jolly Holdings Limited	426,360	3.61%	6.04%	06/26/09	Received as per Share Exchange	Passive Investor	None	$1,961,256.00	$0.00	$1,961,256.00
Michael Jordan	45,000	0.38%	0.64%	09/17/09	Private Resale from Stockholder	Passive Investor	None	$207,000.00	$0.00	$207,000.00
Matthew Hayden	75,000	0.64%	1.06%	09/17/09	Private Resale from Stockholder	Principal with Investor Relations Firm	None	$345,000.00	$0.00	$345,000.00
Chesapeake Group	65,000	0.55%	0.92%	09/18/09	Consideration for Services	Investor Relations Firm	None	$299,000.00	$0.00	$299,000.00

(1) To our knowledge.
(2) Assuming Value at Per Share Price Shown As Per Date Above.

CHINANET ONLINE HOLDINGS, INC.		Offering = 11,807,776 shares	Outstanding shares held by non affiliates = 7,060,280					11/06/09 last trade price = $4.60
Holders of Placement Agent Warrants

Name of Selling Shareholder	Securities in Offering	% of Offering	% of Oustanding Held by Non-Affiliates	Date Securities Received	Manner Securities Received	Relationship with Company	Relationship w/other Selling Shareholder(s) (1)	Value of Shares Registered (2)	Proceeds from Shares Registered (3)	Value of Shares Registered Relative to Proceeds (3)

TriPoint Global Equities, LLC ("TGE")	440,335	3.73%	6.24%	08/21/09	Consideration for Services	Placement Agent	Affiliate of Tripoint Capital Advisors	$2,025,541.00	$1,293,484.06	$732,056.94
John Finley	47,741	0.40%	0.68%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$219,608.60	$140,239.19	$79,369.41
Brian Corbman	768	0.01%	0.01%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$3,532.80	$2,256.00	$1,276.80
Patrick Gaynes	1,612	0.01%	0.02%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$7,415.20	$4,735.25	$2,679.95
Jason Stein	4,937	0.04%	0.07%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$22,710.20	$14,502.44	$8,207.76
Michael Graichen	4,721	0.04%	0.07%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$21,716.60	$13,867.94	$7,848.66
Andrew Kramer	34,277	0.29%	0.49%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$157,674.20	$100,688.69	$56,985.51
Nicole Wang	8,572	0.07%	0.12%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$39,431.20	$25,180.25	$14,250.95
Brett Sherman	2,968	0.03%	0.04%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$13,652.80	$8,718.50	$4,934.30
Kirk Birkenfeld	7,392	0.06%	0.10%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$34,003.20	$21,714.00	$12,289.20
Hebe Xu	5,173	0.04%	0.07%	08/21/09	Consideration for Services	Registered Person Associated with TGE	Registered Person Associated with TGE	$23,795.80	$15,195.69	$8,600.11
Chatsworth Securities, LLC	18,838	0.16%	0.27%	08/21/09	Consideration for Services	Sub-Placement Agent to TGE	Sub-Placement Agent to TGE	$86,654.80	$55,336.63	$31,318.18
Michael S. Dimeo	24,608	0.21%	0.35%	08/21/09	Consideration for Services	Associated Person of Sub-Placement Agent to TGE	Associated Person of Sub-Placement Agent to TGE	$113,196.80	$72,286.00	$40,910.80
Syndicated Capital, Inc.	6,152	0.05%	0.09%	08/21/09	Consideration for Services	Sub-Placement Agent to TGE	Sub-Placement Agent to TGE	$28,299.20	$18,071.50	$10,227.70
Swatick Majumdar	25,500	0.22%	0.36%	08/21/09	Consideration for Services	Associated Person of Sub-Placement Agent to TGE	Associated Person of Sub-Placement Agent to TGE	$79,925.00	$74,906.25	$5,018.75
James Welch	17,375	0.15%	0.25%	08/21/09	Consideration for Services	Associated Person of Sub-Placement Agent to TGE	Associated Person of Sub-Placement Agent to TGE	$79,925.00	$51,039.06	$28,885.94
Ralph DiFiore	4,972	0.04%	0.07%	08/21/09	Consideration for Services	Associated Person of Sub-Placement Agent to TGE	Associated Person of Sub-Placement Agent to TGE	$22,871.20	$14,605.25	$8,265.95
Joel Matcovsky	3,315	0.03%	0.05%	08/21/09	Consideration for Services	Associated Person of Sub-Placement Agent to TGE	Associated Person of Sub-Placement Agent to TGE	$15,249.00	$9,737.81	$5,511.19

(1) To our knowledge.
(2) Assumes Receipt of $2.50, $3.00 or $3.75 exercise price per share underlying warrants, as applicable
(3) Assuming Value at Per Share Price Shown As Per Date Above.